August 9, 2022
By Electronic Submission
Accounting Branch Chief
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Megan Akst
Kathleen Collins
Re: Bandwidth Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on February 25, 2022
File No. 001-38285
To the addressees set forth above:
This letter is submitted by Bandwidth Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filings of the Company, as set forth in your letter to the Company dated July 28, 2022 (the “Comment Letter”).
The numbered paragraph in italics below set forth the comments of the Staff from the Comment Letter, together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filing and any references to amounts are presented in millions of United States (“U.S.”) dollars.
Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 76
1. We note your response to our comment 5. Please tell how you determined that the valuation allowance was not indicative of the current period's non-GAAP financial performance, as indicated in your response. Also, clarify whether the U.S was in a loss position for non-GAAP purposes and if not, explain further why you used a non-GAAP tax rate of 0% in this jurisdiction. In addition, explain further the adjustments for "income tax benefit of equity compensation" and

Bandwidth +1 800-808-5150 support@bandwidth.com	www.bandwidth.com	900 Main Campus Drive Raleigh, NC 27606 United States

Securities and Exchange Commission
August 9, 2022

clarify how this adjustment factors into your non-GAAP effective tax rate. Lastly, please provide us with your calculations that support the non-GAAP effective tax rates disclosed in footnote (1) on page 79 and explain the fluctuations in such rates for each period.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff as to the following matters pertaining to the income tax adjustments and income tax rates used in the Company’s measure of non-GAAP net income (loss) as presented on page 79 of the Company’s 2021 10-K (“Non-GAAP Reconciliation Table”).
As an overview, the Company undertook the following process to determine the income tax adjustments shown in the Non-GAAP Reconciliation Table for each respective period:
1.In the normal course of preparing its consolidated financial statements, the Company computed its income tax expense (benefit) for GAAP purposes and utilized that amount to determine its GAAP net income (loss).
2.For each tax jurisdiction, the Company removed non-GAAP adjusting items from GAAP pre-tax income (loss) to derive its non-GAAP pre-tax income (loss) for each tax jurisdiction and on a consolidated basis.
3.For each non-GAAP adjusting item, the Company re-computed the corresponding income tax expense (benefit) for non-GAAP purposes in each jurisdiction applying the respective statutory income tax rates and, with respect to the U.S. tax jurisdiction, any available non-GAAP U.S. tax loss carryforwards and research and development tax credits (collectively, “Prior Year Tax Attributes”).
4.The Company compared the GAAP income tax expense (benefit) derived in number 1 above with the non-GAAP income tax expense (benefit) derived in number 3 and recognized the difference as the non-GAAP reconciling amounts for income taxes within the Non-GAAP Reconciliation Table.
In summary, the Company’s GAAP tax provision computation is compared with a full non-GAAP tax provision computation in order to derive the tax effects of non-GAAP adjustments. The Company believes the method described above most appropriately isolates and determines its tax effects of non-GAAP adjustments.
Please tell how you determined that the valuation allowance was not indicative of the current period's non-GAAP financial performance, as indicated in your response.
During 2020, the Company analyzed its deferred tax assets, evaluating cumulative historical and forecasted loss positions in the U.S., and concluded its deferred tax assets in the U.S. were more likely than not unrealizable. Therefore, the Company established an initial valuation allowance against the U.S. federal and state deferred tax asset balances as of January 1, 2020, and incurred

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	2

Securities and Exchange Commission
August 9, 2022

a corresponding GAAP income tax expense. The Company considered its establishment of a valuation allowance against historical deferred tax assets as an infrequent event that is not tied directly to earnings generated by current year operations. As a result, the Company eliminated this GAAP income tax expense from the calculation of non-GAAP net income, and believed this presentation facilitated period over period comparisons of the Company’s operating performance.
Also, clarify whether the U.S was in a loss position for non-GAAP purposes and if not, explain further why you used a non-GAAP tax rate of 0% in this jurisdiction.
For non-GAAP purposes, the Company was in a cumulative pre-tax income position in the U.S. for the three year period from 2019 through 2021. The Company reviewed its non-GAAP pre-tax income (loss) positions in prior periods and evaluated its available Prior Year Tax Attributes, and utilized some of these Prior Year Tax Attributes to entirely offset any income tax expense in the U.S. Beginning in 2020 and continuing through 2021, the Company concluded that a valuation allowance position in the U.S. was appropriate for non-GAAP purposes given the Company’s historical and forecasted non-GAAP loss positions and the amount of available Prior Year Tax Attributes for non-GAAP purposes. The Company considered these factors to support a valuation allowance position for non-GAAP consistent with its GAAP analysis. After applying the Prior Year Tax Attributes and netting out the valuation allowance position for non-GAAP purposes, the Company’s non-GAAP effective income tax rate in the U.S. was 0% in 2020 and 2021.
In addition, explain further the adjustments for “income tax benefit of equity compensation” and clarify how this adjustment factors into your non-GAAP effective tax rate.
The Company recognizes stock-based compensation expense over the vesting period based on the value of an equity award as of the grant date in accordance with ASC 740; however, for U.S. income tax purposes, the Company realizes an income tax deduction equal to the fair value of the equity award at the time of vesting. As a result of the disparity between the fair value of the equity award at the vesting date compared to its value at the grant date, the Company has historically realized significant income tax deductions, greater than GAAP book expense, associated with equity compensation. These excess income tax deductions create additional income tax benefit for the Company within GAAP net income (loss) as required under ASC 718-740-35-2. However, if the Company maintains a valuation allowance position within a jurisdiction where the income tax benefit of equity compensation is realized, then the Company would not recognize any income tax benefit in that jurisdiction for GAAP purposes. In 2019, the Company did not have any valuation allowance positions and as such, recognized the income tax benefit of $13.5 million related to equity compensation. The Company excluded this income tax benefit from its calculation of the effective income tax rate as presented in footnote (1) within the Non-GAAP Reconciliation Table. In 2020 and in 2021, as a result of the valuation allowance, the Company did not recognize any income tax benefit related to equity compensation and there was no material impact on the effective income tax rate calculation for those years. However, for 2021, the Company separately presented an income tax benefit prior to the valuation allowance

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	3

Securities and Exchange Commission
August 9, 2022

of $2.6 million using a 25% statutory income tax rate which was offset by a corresponding amount in valuation allowance within the Non-GAAP Reconciliation Table. As a result, there was no material impact on the Non-GAAP effective income tax rate calculation in 2021.
Lastly, please provide us with your calculations that support the non-GAAP effective tax rates disclosed in footnote (1) on page 79 and explain the fluctuations in such rates for each period.
The following is a summary of our estimated non-GAAP tax adjustments and non-GAAP effective tax rate calculations as presented in footnote (1) of the Non-GAAP Reconciliation Table:

(In thousands USD ($000s); may not sum due to rounding)	2019	2020			2021
	U.S.	U.S.	Intnl	Total	U.S.	Intnl	Total

Non-GAAP Adjustment - Stock-based compensation	6,626	9,881	—	9,881	13,935	602	14,537
Non-GAAP Adjustment - Amortization of acquired intangibles	520	632	3,034	3,666	1,184	17,935	19,119
Non-GAAP Adjustment - Other Items (Amortization of debt discount, Acquisition-related expenses, Loss on disposal of PPE)	456	30,357	—	30,357	27,504	—	27,504
Total non-GAAP exclusions excluding tax items (a)	7,602	40,870	3,034	43,904	42,623	18,537	61,160

Estimated tax effect on non-GAAP items (1)	1,914	10,218	758	10,976	10,715	4,321	15,036
Tax benefit of tax deductions in excess of book expense for stock-based compensation (2)	—	—	—	—	2,603	—	2,603
Full U.S. valuation allowance - estimated tax effects of adjustments	—	(10,218)	—	(10,218)	(13,318)	—	(13,318)
Valuation allowance - discrete items (3)	—	—	—	—	—	3,766	3,766
Total net tax effect of non-GAAP items (b)	1,914	—	758	758	—	8,087	8,087

Non-GAAP Effective Tax Rate (b) / (a)	25.2%			1.8%			13.2%
(1) The estimated tax effects were first calculated using the statutory rates of each jurisdiction (US - 25% and Intnl ranges from 19%-25%). The U.S. was in a full valuation allowance position for non-GAAP purposes in 2020 and 2021, which resulted in a net effective income tax rate of 0% in the U.S. for those years.
(2) For 2021, the Company presented separately the income tax benefit of tax deductions in excess of GAAP book expense for stock-based compensation, exclusive of the valuation allowance. A corresponding amount was offset within the 'Full U.S. Valuation allowance-estimated tax effects of adjustments'.
(3) Consists of certain discrete items, including $1.8M to release a valuation allowance in the United Kingdom and $2.0M related to other items.
The effective non-GAAP income tax rate of 25.2% in 2019 decreased to 1.8% in 2020 primarily due to the Company’s valuation allowance position in the U.S. where such non-GAAP adjustments in the U.S. recognized a non-GAAP effective income tax rate of 0%.
In 2021, the Company presented on a gross basis the (1) estimated tax effect on non-GAAP items, (2) income tax benefit of equity compensation and (3) valuation allowance on separately stated lines in the Non-GAAP Reconciliation Table. In 2021, the Company recognized a full year of the non-GAAP adjusting item related to amortization expense of acquired intangibles outside the U.S. The effective non-GAAP income tax rate of 1.8% in 2020 increased to 13.2% in 2021 primarily due to the Company’s increased non-GAAP adjustments related to amortization expense of acquired intangibles and stock-based compensation outside of the U.S.

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	4

Securities and Exchange Commission
August 9, 2022

The Company hereby acknowledges the following:
●The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
●Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned if you have any questions regarding this response letter.
Sincerely,
Bandwidth Inc.
By: /s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer

cc:	Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	5